

# INTERIM CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE PERIOD ENDING JUNE 30, 2008

# Talisman Energy Inc.
## Consolidated Balance Sheets
### (unaudited)

| (millions of C$) | June 30 2008 | December 31 2007 |
|---|---|---|
| | | (restated - note 2) |
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | **88** | 536 |
| Accounts receivable | **1,713** | 1,143 |
| Inventories | **174** | 107 |
| Prepaid expenses | **27** | 12 |
| Assets of discontinued operations (note 2) | **55** | 335 |
| | **2,057** | 2,133 |
| | | |
| Other assets (note 4) | **156** | 171 |
| Goodwill (note 3) | **1,489** | 1,406 |
| Property, plant and equipment | **19,339** | 17,710 |
| | **20,984** | 19,287 |
| **Total assets** | **23,041** | 21,420 |
| | | |
| **Liabilities** | | |
| Current | | |
| Bank indebtedness | **15** | 15 |
| Accounts payable and accrued liabilities | **2,875** | 1,889 |
| Income and other taxes payable | **742** | 388 |
| Liabilities of discontinued operations (note 2) | **18** | 128 |
| | **3,650** | 2,420 |
| | | |
| Deferred credits | **35** | 21 |
| Asset retirement obligations (note 5) | **2,041** | 1,915 |
| Other long-term obligations (note 6) | **283** | 140 |
| Long-term debt (note 7) | **3,639** | 4,862 |
| Future income taxes | **4,430** | 4,099 |
| | **10,428** | 11,037 |
| | | |
| Contingencies (note 13) | | |
| | | |
| **Shareholders' equity** | | |
| Common shares (note 8) | **2,439** | 2,437 |
| Contributed surplus | **64** | 64 |
| Retained earnings | **6,441** | 5,651 |
| Accumulated other comprehensive income (loss) | **19** | (189) |
| | **8,963** | 7,963 |
| **Total liabilities and shareholders' equity** | **23,041** | 21,420 |

See accompanying notes.

## Talisman Energy Inc.
## Consolidated Statements of Income
## (unaudited)

| (millions of C$) | Three months ended June 30 2008 | Three months ended June 30 2007 | Six months ended June 30 2008 | Six months ended June 30 2007 |
|---|---|---|---|---|
| | | (restated - see note 2) | | (restated - see note 2) |
| **Revenue** | | | | |
| Gross sales | 3,861 | 2,234 | 6,329 | 4,380 |
| Hedging (loss)/gain (note 10) | (14) | 21 | (24) | 67 |
| Gross sales, net of hedging | 3,847 | 2,255 | 6,305 | 4,447 |
| Less royalties | 732 | 380 | 1,109 | 720 |
| Net sales | 3,115 | 1,875 | 5,196 | 3,727 |
| Other | 41 | 44 | 76 | 74 |
| **Total revenue** | 3,156 | 1,919 | 5,272 | 3,801 |
| | | | | |
| **Expenses** | | | | |
| Operating | 549 | 424 | 991 | 904 |
| Transportation | 60 | 52 | 103 | 108 |
| General and administrative | 75 | 53 | 139 | 113 |
| Depreciation, depletion and amortization | 653 | 547 | 1,185 | 1,116 |
| Dry hole | 70 | 113 | 140 | 213 |
| Exploration | 115 | 59 | 172 | 129 |
| Interest on long-term debt | 35 | 52 | 79 | 97 |
| Stock-based compensation (note 9) | 270 | 43 | 260 | 85 |
| Loss/(gain) on held-for-trading financial instruments (note 10) | 530 | (63) | 598 | (26) |
| Other | (11) | (8) | (24) | (22) |
| **Total expenses** | 2,346 | 1,272 | 3,643 | 2,717 |
| Income from continuing operations before taxes | 810 | 647 | 1,629 | 1,084 |
| Taxes | | | | |
| Current income tax | 538 | 109 | 804 | 279 |
| Future income tax (recovery) | (110) | 166 | (63) | 160 |
| Petroleum revenue tax | 77 | 74 | 124 | 142 |
| | 505 | 349 | 865 | 581 |
| **Net income from continuing operations** | 305 | 298 | 764 | 503 |
| **Net income from discontinued operations (note 2)** | 121 | 252 | 128 | 567 |
| **Net income** | 426 | 550 | 892 | 1,070 |
| | | | | |
| Per common share (C$) | | | | |
| Net income from continuing operations | 0.30 | 0.29 | 0.75 | 0.48 |
| Diluted net income from continuing operations | 0.29 | 0.28 | 0.73 | 0.47 |
| Net income from discontinued operations | 0.12 | 0.24 | 0.13 | 0.54 |
| Diluted net income from discontinued operations | 0.12 | 0.24 | 0.12 | 0.53 |
| Net income | 0.42 | 0.53 | 0.88 | 1.02 |
| Diluted net income | 0.41 | 0.52 | 0.86 | 1.00 |
| Average number of common shares outstanding (millions) | 1,019 | 1,040 | 1,019 | 1,046 |
| Diluted number of common shares outstanding (millions) | 1,043 | 1,066 | 1,040 | 1,072 |

See accompanying notes.

# Talisman Energy Inc.
## Consolidated Statements of Cash Flows
### (unaudited)

| (millions of C$) | Three months ended June 30 2008 | Three months ended June 30 2007 | Six months ended June 30 2008 | Six months ended June 30 2007 |
|---|---|---|---|---|
| | | (restated - see note 2) | | (restated - see note 2) |
| **Operating** | | | | |
| Net income from continuing operations | 305 | 298 | 764 | 503 |
| Items not involving cash (note 12) | 1,236 | 722 | 1,929 | 1,420 |
| Exploration | 115 | 59 | 172 | 129 |
| | 1,656 | 1,079 | 2,865 | 2,052 |
| Changes in non-cash working capital | (153) | (178) | (73) | (93) |
| Cash provided by continuing operations | 1,503 | 901 | 2,792 | 1,959 |
| Cash provided by discontinued operations | 35 | 98 | 58 | 129 |
| Cash provided by operating activities | 1,538 | 999 | 2,850 | 2,088 |
| **Investing** | | | | |
| Capital expenditures | | | | |
|   Exploration, development and other | (1,056) | (920) | (2,052) | (2,182) |
|   Property acquisitions | (278) | - | (375) | (4) |
| Proceeds of resource property dispositions | - | 16 | - | 16 |
| Changes in non-cash working capital | 136 | (356) | 234 | (317) |
| Discontinued operations, net of capital expenditures | 326 | 490 | 300 | 673 |
| Cash used in investing activities | (872) | (770) | (1,893) | (1,814) |
| **Financing** | | | | |
| Long-term debt repaid | (1,197) | (459) | (2,364) | (1,035) |
| Long-term debt issued | 492 | 820 | 1,030 | 1,776 |
| Common shares purchased | - | (624) | - | (921) |
| Common share dividends | (102) | (91) | (102) | (91) |
| Deferred credits and other | 5 | 12 | 14 | (6) |
| Changes in non-cash working capital | (3) | - | (3) | - |
| Cash used in financing activities | (805) | (342) | (1,425) | (277) |
| Effect of translation on foreign currency cash and cash equivalents | 10 | (2) | 20 | (3) |
| Net increase in cash and cash equivalents | (129) | (115) | (448) | (6) |
| Cash and cash equivalents, net, beginning of period | 202 | 173 | 521 | 64 |
| Cash and cash equivalents, net, end of period | 73 | 58 | 73 | 58 |
| | | | | |
| Cash and cash equivalents | 88 | 104 | 88 | 104 |
| Bank Indebtedness | 15 | 46 | 15 | 46 |
| | 73 | 58 | 73 | 58 |

See accompanying notes.

**Talisman Energy Inc.**
**Consolidated Statements of Comprehensive Income**
**(unaudited)**

| (millions of C$) | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| **Net income** | **426** | 550 | **892** | 1,070 |
| | | | | |
| Foreign currency - translation of self-sustaining foreign operations (1) | **48** | 426 | **(103)** | 507 |
| Foreign currency - translation into reporting currency | **(65)** | (614) | **303** | (690) |
| Gains and losses on derivatives designated as cash flow hedges | | | | |
| Unrealized (loss)/gain arising during the period (2) | **(3)** | 14 | **(3)** | (14) |
| Realized loss/(gain) recognized in net income (3) | **7** | (14) | **11** | (45) |
| | **4** | - | **8** | (59) |
| **Other comprehensive income (loss)** | **(13)** | (188) | **208** | (242) |
| **Comprehensive income** | **413** | 362 | **1,100** | 828 |

1 Includes net investment hedging loss of $9 million and $18 million gain for the three and six months ended June 30, 2008 respectively (2007 - loss of $92 million and $104 million respectively)

2 Three and six months ended June 30, 2008 net of tax of ($6) million and ($6) million respectively (2007 - $4 million and $(11) million, respectively)

3 Three and six months ended June 30, 2008 net of tax of $(8) million and $(12) million respectively (2007 - $5 million and $20 million, respectively)

See accompanying notes.

**Talisman Energy Inc.**
**Consolidated Statements of Changes in Shareholders' Equity**
**(unaudited)**

| (millions of C$) | Three Months Ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| **Common shares** | | | | |
| Balance at beginning of period | **2,437** | 2,499 | **2,437** | 2,533 |
| Issued on exercise of stock options | **2** | 4 | **2** | 7 |
| Purchased during the year | **-** | (69) | **-** | (106) |
| Balance at end of period | **2,439** | 2,434 | **2,439** | 2,434 |
| | | | | |
| **Contributed surplus** | | | | |
| Balance at beginning of period | **64** | 66 | **64** | 67 |
| Purchase of common shares | **-** | (2) | **-** | (3) |
| Balance at end of period | **64** | 64 | **64** | 64 |
| | | | | |
| **Retained earnings** | | | | |
| Balance at beginning of period | **6,117** | 4,850 | **5,651** | 4,584 |
| Transitional adjustment on adoption of new accounting policies | **-** | - | **-** | 7 |
| Net income | **426** | 550 | **892** | 1,070 |
| Common share dividends | **(102)** | (91) | **(102)** | (91) |
| Purchase of common shares | **-** | (553) | **-** | (814) |
| Balance at end of period | **6,441** | 4,756 | **6,441** | 4,756 |
| | | | | |
| **Accumulated other comprehensive income (loss)** | | | | |
| Balance at beginning of period | **32** | 151 | **(189)** | 123 |
| Transitional adjustment on adoption of new accounting policies | **-** | - | **-** | 82 |
| Other comprehensive income (loss) | **(13)** | (188) | **208** | (242) |
| Balance at end of period | **19** | (37) | **19** | (37) |

See accompanying notes.

*(tabular amounts in millions of Canadian dollars ("$") except as noted)*

The Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman's Annual Financial Report as at and for the year ended December 31, 2007.

## 1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Annual Consolidated Financial Statements for the year ended December 31, 2007, except for the following:

### a) Changes in Accounting Policies

*Financial instruments presentation and disclosure*

Effective January 1, 2008, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 10. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact upon Talisman's presentation, since the new standard carries forward the existing presentation requirements.

*Inventories*

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031). The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of write-downs to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly. The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million to other assets.

*Goodwill and intangible assets*

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman's 2009 reporting. Talisman is currently assessing the impact of implementing these recommendations.

*International Financial Reporting Standards (IFRS)*

The Accounting Standards Board confirmed recently that public companies will be required to report under IFRS effective January 1, 2011. Talisman is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

*(tabular amounts in millions of Canadian dollars ("$") except as noted)*

### b) Reclassification

Certain comparative information has been reclassified to conform to the presentation adopted in the current year.

## 2. Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

| | For the three months ended June 30 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | North America | | UK | | Scandinavia | | Total | |
| | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| **Revenue** | | | | | | | | |
| Gross sales | **21** | 89 | **-** | 80 | **33** | 18 | **54** | 187 |
| Royalties | **4** | 20 | **-** | 8 | **2** | 1 | **6** | 29 |
| **Revenues, net of royalties** | **17** | 69 | **-** | 72 | **31** | 17 | **48** | 158 |
| **Expenses** | | | | | | | | |
| Operating, marketing and general | **3** | 11 | **2** | 37 | **5** | 4 | **10** | 52 |
| Depreciation, depletion and amortization | **-** | 7 | **-** | 4 | **-** | 15 | **-** | 26 |
| **Income (loss) from discontinued operations before income taxes** | **14** | 51 | **(2)** | 31 | **26** | (2) | **38** | 80 |
| Taxes | **3** | 15 | **(2)** | 17 | **7** | (1) | **8** | 31 |
| Gain (loss) on disposition, net of tax | **119** | 203 | **(10)** | - | **(18)** | - | **91** | 203 |
| **Net income (loss) from discontinued operations** | **130** | 239 | **(10)** | 14 | **1** | (1) | **121** | 252 |

| | For the six months ended June 30 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | North America | | UK | | Scandinavia | | Total | |
| | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| **Revenue** | | | | | | | | |
| Gross sales | **40** | 181 | **-** | 165 | **46** | 37 | **86** | 383 |
| Royalties | **8** | 41 | **-** | 16 | **3** | 2 | **11** | 59 |
| **Revenues, net of royalties** | **32** | 140 | **-** | 149 | **43** | 35 | **75** | 324 |
| **Expenses** | | | | | | | | |
| Operating, marketing and general | **4** | 25 | **2** | 75 | **-** | 6 | **6** | 106 |
| Depreciation, depletion and amortization | **3** | 30 | **-** | 6 | **16** | 36 | **19** | 72 |
| **Income (loss) from discontinued operations before income taxes** | **25** | 85 | **(2)** | 68 | **27** | (7) | **50** | 146 |
| Taxes | **5** | 25 | **(2)** | 36 | **7** | (2) | **10** | 59 |
| Gain (loss) on disposition, net of tax | **119** | 480 | **15** | - | **(46)** | - | **88** | 480 |
| **Net income (loss) from discontinued operations** | **139** | 540 | **15** | 32 | **(26)** | (5) | **128** | 567 |

**NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS**
(Unaudited)
*(tabular amounts in millions of Canadian dollars ("$") except as noted)*

| | As at June 30, 2008 | | | | As at December 31, 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | North America | UK | Scandinavia | Total | North America | UK | Scandinavia | Total |
| **Assets** | | | | | | | | |
| Current assets | - | 51 | - | 51 | 5 | 16 | 13 | 34 |
| Property, plant and equipment, net | - | 4 | - | 4 | 91 | 20 | 178 | 289 |
| Goodwill | - | - | - | - | 5 | - | 7 | 12 |
| Total assets | - | 55 | - | 55 | 101 | 36 | 198 | 335 |
| **Liabilities** | | | | | | | | |
| Current liabilities | - | 16 | - | 16 | 1 | 19 | 18 | 38 |
| Asset retirement obligation | - | - | - | - | 19 | - | 47 | 66 |
| Future income taxes | - | 2 | - | 2 | - | - | 24 | 24 |
| Total liabilities | - | 18 | - | 18 | 20 | 19 | 89 | 128 |
| Net assets of discontinued operations | - | 37 | - | 37 | 81 | 17 | 109 | 207 |

*North America*

In 2008, Talisman sold gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

In 2007, Talisman sold its 1.25% indirect interest in Syncrude Canada for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million. In addition, the sale of oil and gas producing assets in Western Canada closed for proceeds of $516 million, resulting in a gain of $203 million, net of tax of $82 million.

*UK*

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after-tax writedown of these assets of $32 million to their net realizable value. A further after-tax write-down of $10 million has been recorded in the second quarter of 2008. The sale is expected to close later in 2008.

In 2006, Talisman entered into an agreement to sell non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007. This sale closed on December 31, 2007 for total proceeds of $510 million (including a $55 million deposit received in 2006) resulting in a gain of $335 million, net of tax of $64 million. During the first quarter of 2008, an after-tax post-closing adjustment gain of $25 million was recorded.

*Scandinavia*

In 2008, Talisman sold assets in Denmark for proceeds of $95 million, resulting in an after-tax writedown of these assets of $46 million.

**NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS**
(Unaudited)
*(tabular amounts in millions of Canadian dollars ("$") except as noted)*

### 3. Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

| | Six months ended June 30, 2008 | Year ended December 31, 2007 |
|---|---|---|
| Opening balance | 1,406 | 1,510 |
| Foreign currency translation effect | 83 | (104) |
| Closing balance [1] | 1,489 | 1,406 |

1 At June 30, 2008 $nil (December 31, 2007 - $12 million; January 1, 2007 - $76 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

### 4. Other Assets

| | June 30, 2008 | December 31, 2007 |
|---|---|---|
| Accrued pension asset | 37 | 42 |
| Fair value of derivative contracts (note 10) | 34 | 40 |
| Investments | 34 | 33 |
| Future income tax assets | 4 | 33 |
| Other | 47 | 23 |
| | 156 | 171 |

### 5. Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company's ARO associated with its property, plant and equipment are as follows:

| | Six months ended June 30, 2008 | Year ended December 31, 2007 |
|---|---|---|
| ARO liability, beginning of period | 1,959 | 1,842 |
| Liabilities incurred during period | 2 | 89 |
| Liabilities settled during period | (14) | (54) |
| Accretion expense | 59 | 98 |
| Revisions in estimated future cash flows | - | 185 |
| Foreign currency translation | 79 | (201) |
| ARO liability, end of period[1,2] | 2,085 | 1,959 |

1 Included in June 30, 2008 and December 31, 2007 liabilities are $44 million and $44 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $2,041 million and $1,915 million respectively.
2 At June 30, 2008, $nil (December 31, 2007 - $66 million; January 1, 2007 - $133 million) has been reclassified to liabilities of discontinued operations.

*(tabular amounts in millions of Canadian dollars ("$") except as noted)*

## 6. Other Long-Term Obligations

| | June 30, 2008 | December 31, 2007 |
|---|---|---|
| Accrued pension and other post-employment benefits liability | **61** | 51 |
| Fair value of derivative contracts (note 10) | **170** | 52 |
| Discounted obligations on capital leases[1] | **28** | 28 |
| Other | **24** | 9 |
| | **283** | 140 |

1 Of the total discounted liability of $33 million (December 31, 2007 - $33 million), $5 million (December 31, 2007 - $5 million) is included in accounts payable and accrued liabilities.

## 7. Long-Term Debt

| | June 30, 2008 | December 31, 2007 |
|---|---|---|
| Bank credit facilities | **606** | 1,806 |
| Tangguh project financing | **76** | 67 |
| Debentures and notes (unsecured): | | |
| US$ denominated (US$1,920 million, 2007 - US$2,030 million) | **1,960** | 2,010 |
| C$ denominated | **524** | 524 |
| UK£ denominated (UK£250 million) | **507** | 490 |
| | **3,673** | 4,897 |
| Unamortized transaction costs | **(34)** | (35) |
| | **3,639** | 4,862 |

## 8. Share Capital

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

| Continuity of common shares | **Six months ended June 30, 2008** | | Year ended December 31, 2007 | |
|---|---|---|---|---|
| | **Shares** | **Amount** | Shares | Amount |
| Balance, beginning of period | **1,018,590,255** | **2,437** | 1,063,928,405 | 2,533 |
| Issued on exercise of options | **117,075** | **2** | 655,950 | 14 |
| Purchased during the period | **-** | **-** | (45,994,100) | (110) |
| Balance, end of period | **1,018,707,330** | **2,439** | 1,018,590,255 | 2,437 |

Subsequent to June 30, no stock options were exercised for shares, resulting in 1,018,707,330 shares outstanding at July 25.

**NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS**
(Unaudited)
*(tabular amounts in millions of Canadian dollars ("$") except as noted)*

### 9. Stock-Based Compensation

*Stock Option Plans*

Talisman has stock option plans in place that allow for the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

| Continuity of stock options | Six months ended June 30, 2008 | | Year ended December 31, 2007 | |
|---|---|---|---|---|
| | **Number of Options** | **Weighted-average exercise price ($)** | Number of Options | Weighted-average exercise price ($) |
| Outstanding, beginning of period | **63,578,912** | **13.21** | 63,921,148 | 10.79 |
| Granted during the period | **15,301,490** | **18.01** | 12,812,895 | 20.21 |
| Exercised for common shares | **(117,075)** | **9.17** | (655,950) | 6.94 |
| Exercised for cash payment | **(12,576,176)** | **9.21** | (11,402,848) | 7.45 |
| Forfeited | **(850,519)** | **19.30** | (1,096,333) | 17.56 |
| Outstanding, end of period | **65,336,632** | **15.04** | 63,578,912 | 13.21 |
| Exercisable, end of period | **31,048,229** | **10.56** | 29,722,984 | 8.32 |

*Cash Unit Plans*

In addition to the Company's stock option plans, various subsidiaries of the Company issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

| Continuity of cash units | Six months ended June 30, 2008 | | Year ended December 31, 2007 | |
|---|---|---|---|---|
| | **Number of units** | **Weighted-average exercise price ($)** | Number of units | Weighted-average exercise price ($) |
| Outstanding, beginning of period | **9,970,493** | **15.14** | 8,352,328 | 12.68 |
| Granted during the period | **2,100,490** | **18.00** | 2,762,980 | 20.16 |
| Exercised | **(1,901,866)** | **11.00** | (943,220) | 7.56 |
| Forfeited | **(242,775)** | **19.42** | (201,595) | 17.53 |
| Outstanding, end of period | **9,926,342** | **17.17** | 9,970,493 | 15.14 |
| Exercisable, end of period | **3,497,264** | **11.13** | 2,605,153 | 7.67 |

For the three months ended June 30, 2008 the Company recorded stock-based compensation expense of $270 million (2007 - $43 million) relating to its stock option and cash unit plans. The Company paid cash of $190 million (2007 - $82 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period. In addition, the Company increased capitalized stock-based compensation by $16 million (2007 - $2 million reduction) during the period.

*(tabular amounts in millions of Canadian dollars ("$") except as noted)*

For the six months ended June 30, 2008 the Company recorded stock-based compensation expense of $260 million (2007 - $85 million) relating to its stock option and cash unit plans. The Company paid cash of $199 million (2007 - $131 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period. In addition, the Company increased capitalized stock-based compensation by $13 million (2007 - $3 million reduction) during the period.

Of the combined mark-to-market liability for stock option and cash unit plans of $481 million at June 30, 2008 (December 31, 2007 - $405 million), $467 million is included in accounts payable and accrued liabilities and $14 million is included in other long-term obligations.

## 10. Financial Instruments and Risk Management

Talisman's financial assets and liabilities at June 30, 2008 comprised cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

*Fair Value of Financial Assets and Liabilities*

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments. Discounted obligations under capital leases are valued using the discounted minimum payments method, and their fair value approximates carrying value.

Borrowings under bank credit facilities are for short terms and are market rate based, thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair value of Talisman's long-term debt at June 30 was $3,500 million, while the carrying value was $3,639 million. The Company has a financing structure whereby subsidiaries have US$750 million drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to set-off these amounts at maturity.

Risk management assets and liabilities are recorded at their estimated fair values. Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

**NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS**
(Unaudited)
*(tabular amounts in millions of Canadian dollars ("$") except as noted)*


*Risk Management Assets, Liabilities and Losses*

**Net risk management position**

| Derivative instrument | Balance sheet caption | **June 30, 2008** | December 31, 2007 |
|---|---|---|---|
| *Assets* | | | |
| Interest rate swaps | Accounts receivable | **4** | 1 |
| Interest rate swaps | Other assets | **-** | 4 |
| Cross currency swaps | Other assets | **34** | 36 |
| Risk management assets | | **38** | 41 |
| *Liabilities* | | | |
| Commodity contracts | Accounts payable and accrued liabilities | **(398)** | (33) |
| Commodity contracts | Other long-term obligations | **(170)** | (52) |
| Risk management liabilities | | **(568)** | (85) |

**Net income impact of realized and unrealized losses from risk management activities**

For the three months ended June 30, 2008, realized losses related to commodity derivative instruments designated as hedges resulted in a decrease of recorded sales of $14 million (2007 – $21 million gain). During the period, the Company recorded a loss of $530 million (2007 – $63 million gain) in respect of commodity contracts not designated as hedges.

For the six months ended June 30, 2008, realized losses related to commodity derivative instruments designated as hedges resulted in a decrease of recorded sales of $24 million (2007 – $67 million gain). During the period, the Company recorded a loss of $598 million (2007 – $26 million gain) in respect of commodity contracts not designated as hedges.

*Market Risk*

*i) Currency Risk*

Currency risk management is carried out by Talisman pursuant to policies and guidelines approved by the Board of Directors.

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman's primary exposures are from fluctuations in the US dollar (US$) relative to the Canadian dollar (C$), British Pound Sterling (UK£) and Norwegian Kroner (NOK). Although Talisman's reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currency. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due. Talisman had no outstanding foreign exchange forward contracts at June 30, 2008.

*(tabular amounts in millions of Canadian dollars ("$") except as noted)*

Talisman enters into derivative instruments from time to time to mitigate its currency risk. At June 30, 2008 the Company had cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes due 2011 into $US 304 million at an interest rate of 5.05%. These contracts have been designated as a cash flow hedge. The effective portion of the changes in the fair value of the cross currency interest rate swaps is recognized initially in other comprehensive income and is reclassified to foreign exchange gains or losses as foreign exchange translation gains or losses on the hedged debt are recorded. The balance in accumulated other comprehensive income at June 30, 2008 was a loss of $6 million. The change in the hedged item and hedging item attributable to foreign exchange are included in net income when incurred. The net effect of these entries had no impact on net income.

In respect of existing financial instruments, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a increase of $1 million in net income and a decrease of $1 million in other comprehensive income in the three month period ended June 30, 2008. A similar weakening of the US$ would have had the opposite impact.

***ii) Interest Rate Risk***

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity). The Company's interest rate risk policy reflects guidelines approved by the Board of Directors. Risk management activities aim to manage the mix of fixed to floating debt to best manage the tradeoff between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At June 30, 2008 the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes due May 2015. During the six months ended June 30, the fair value of the fixed-to-floating interest rate swaps decreased by $1 million.

In respect of existing financial instruments, a 1% increase in interest rates would have resulted in a $1 million decrease in net income, principally related to floating rate debt, in the three month period ended June 30, 2008. A similar decrease in interest rates would have had the opposite effect.

***iii) Commodity Price Risk***

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company does not use derivative contracts for speculative purposes.

**NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS**
(Unaudited)
*(tabular amounts in millions of Canadian dollars ("$") except as noted)*


The Company had the following commodity price derivative contracts outstanding at June 30, 2008:


### Commodity Contracts Designated as Hedges

| Fixed price swaps | Hedge type | Term | bbls/d | US$/bbl | Fair value |
|---|---|---|---|---|---|
| Dated Brent oil index | Cash flow | 2008 Jul - Dec | 824 | 60.00 | (12) |


### Commodity Contracts not Designated as Hedges

| Fixed price swaps | Instrument type | Term | mcf/d | C$/mcf | Fair value |
|---|---|---|---|---|---|
| ICE index | Held-for-trading | 2008 Jul - Sep | 24,390 | 6.52 | (19) |
| ICE index | Held-for-trading | 2008 Oct- Dec | 23,452 | 9.05 | (25) |
| ICE index | Held-for-trading | 2009 Jan - Mar | 23,452 | 9.05 | (29) |
| ICE index | Held-for-trading | 2009 Apr - Sep | 23,452 | 6.88 | (51) |
| ICE index | Held-for-trading | 2009 Oct -Dec | 20,638 | 8.74 | (23) |
| ICE index | Held-for-trading | 2010 Jan - Mar | 20,638 | 8.74 | (26) |
| ICE index | Held-for-trading | 2010 Apr - Sep | 20,638 | 7.18 | (42) |
| ICE index | Held-for-trading | 2010 Oct - Dec | 17,824 | 8.44 | (18) |
| ICE index | Held-for-trading | 2011 Jan - Mar | 17,824 | 8.44 | (20) |
| ICE index | Held-for-trading | 2011 Apr - Jun | 16,886 | 7.70 | (15) |
| | | | | | (268) |

| Two-way collars | Instrument type | Term | mcf/d | Floor/ceiling C$/mcf | Fair value |
|---|---|---|---|---|---|
| AECO index | Held-for-trading | 2008 Jul - Oct | 94,820 | 7.51/8.42 | (33) |

| Two-way collars | Instrument type | Term | mcf/d | Floor/ceiling US$/mcf | Fair value |
|---|---|---|---|---|---|
| NYMEX index | Held-for-trading | 2008 Jul – Dec | 510,000 | 9.25/18.52 | (16) |
| NYMEX index | Held-for-trading | 2008 Jul - Dec | 20,000 | 9.25/19.75 | - |
| | | | | | (16) |

| Fixed price swaps | Instrument type | Term | bbls/d | US$/bbl | Fair value |
|---|---|---|---|---|---|
| Dated Brent oil index | Held-for-trading | 2008 Jul - Dec | 22,500 | 99.99 | (177) |
| WTI | Held-for-trading | 2008 Jul - Dec | 10,000 | 100.56 | (78) |
| | | | | | (255) |

| Put options | Instrument type | Term | bbls/d | US$/bbl | Fair value |
|---|---|---|---|---|---|
| Dated Brent oil index | Held-for-trading | 2008 Jul - Dec | 42,500 | 91.00 | 2 |
| WTI | Held-for-trading | 2008 Jul - Dec | 42,500 | 90.00 | 2 |
| Dated Brent oil index | Held-for-trading | 2009 Jan - Mar | 57,500 | 90.00 | 6 |
| WTI | Held-for-trading | 2009 Jan - Mar | 57,500 | 90.00 | 6 |
| | | | | | 16 |


At June 30, 2008, in respect of existing financial instruments, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $3 million in the three month period ended June 30, 2008. A similar decrease in commodity prices would have had the opposite impact.

**NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS**
(Unaudited)
*(tabular amounts in millions of Canadian dollars ("$") except as noted)*

*Credit Risk*

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty credit worthiness.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. Talisman's recent history of provision for bad debts has been less than 0.1% of total revenue and substantially all of the accounts receivable balance at June 30, 2008 was current. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value.

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. At June 30, 2008, the largest single credit exposure was approximately $380 million with a very highly rated counterparty.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions and derivative financial instruments with positive values. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on credit worthiness. All derivative agreements are with financial institutions having strong investment grade ratings. The maximum credit exposure associated with these financial assets is the carrying values.

*Liquidity Risk*

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash and debt.

Talisman maintains appropriate unused capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by targeting its long-term debt-to-long-term debt plus shareholders' equity ratio between 35-45%, and its long-term debt-to-annualized cash provided by operating activities ratio under 2:1.

Talisman maintains a debt maturity profile to avoid excessive concentrations of refinancing requirements. The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

Except for derivatives that mature as noted above, and long-term debt and obligations under capital leases that mature as outlined in notes 9 and 10 respectively to Talisman's audited Consolidated Financial Statements for the year ended December 31, 2007, all of the Company's financial liabilities are due within one year.

*(tabular amounts in millions of Canadian dollars ("$") except as noted)*

## 11. Employee Benefits

The Company's net pension benefit plan expense is as follows:

| | **Three months ended June 30** | | **Six months ended June 30** | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Current service cost - defined benefit | **6** | 3 | **10** | 6 |
| Current service cost - defined contribution | **3** | 3 | **6** | 6 |
| Interest cost | **4** | 2 | **7** | 5 |
| Expected return on plan assets | **(5)** | (6) | **(9)** | (12) |
| Actuarial loss | **4** | 8 | **5** | 16 |
| Other | **(1)** | - | **-** | - |
| | **11** | 10 | **19** | 21 |

For the six months ended June 30, 2007 and 2008, there were no contributions to the defined benefit pension plans.

## 12. Selected Cash Flow Information

| | **Three months ended June 30** | | **Six months ended June 30** | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Items not involving cash: | | | | |
| Depreciation, depletion and amortization | **653** | 547 | **1,185** | 1,116 |
| Dry hole | **70** | 113 | **140** | 213 |
| Net loss on asset disposals | **3** | - | **3** | - |
| Stock-based compensation (recovery) | **80** | (39) | **61** | (46) |
| Future taxes and deferred petroleum revenue tax | **(37)** | 164 | **6** | 154 |
| Unrealized loss (gain) on held-for-trading financial instruments | **461** | (63) | **529** | (26) |
| Other | **6** | - | **5** | 9 |
| | **1,236** | 722 | **1,929** | 1,420 |
| Interest paid | **22** | 38 | **76** | 82 |
| Income taxes paid | **257** | 264 | **413** | 429 |

### 13. Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect.

## 14. Segmented Information

| | North America (1) | | | | UK (2) | | | | Scandinavia (3) | | | | Southeast Asia (4) | | | | Other (5) | | | | Total | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Three months ended June 30 | | Six months ended June 30 | | Three months ended June 30 | | Six months ended June 30 | | Three months ended June 30 | | Six months ended June 30 | | Three months ended June 30 | | Six months ended June 30 | | Three months ended June 30 | | Six months ended June 30 | | Three months ended June 30 | | Six months ended June 30 | |
| *(millions of C$)* | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| **Revenue** | | | | | | | | | | | | | | | | | | | | | | | | |
| Gross sales | **1,255** | 742 | **2,158** | 1,514 | **1,006** | 645 | **1,826** | 1,287 | **443** | 180 | **646** | 379 | **774** | 508 | **1,285** | 974 | **383** | 159 | **414** | 226 | **3,861** | 2,234 | **6,329** | 4,380 |
| Hedging gain (loss) | **-** | 19 | **-** | 53 | **(14)** | 2 | **(24)** | 14 | **-** | - | **-** | - | **-** | - | **-** | - | **-** | - | **-** | - | **(14)** | 21 | **(24)** | 67 |
| Royalties | **227** | 132 | **394** | 277 | **1** | (1) | **5** | (1) | **-** | - | **-** | - | **320** | 196 | **523** | 370 | **184** | 53 | **187** | 74 | **732** | 380 | **1,109** | 720 |
| Net sales | **1,028** | **629** | **1,764** | **1,290** | **991** | **648** | **1,797** | **1,302** | **443** | **180** | **646** | **379** | **454** | **312** | **762** | **604** | **199** | **106** | **227** | **152** - | **3,115** | **1,875** | **5,196** | **3,727** |
| Other | **34** | 25 | **62** | 52 | **5** | 12 | **10** | 15 | **-** | 5 | **2** | 6 | **-** | 1 | **-** | 1 | **2** | 1 | **2** | - | **41** | 44 | **76** | 74 |
| Total revenue | **1,062** | 654 | **1,826** | 1,342 | **996** | 660 | **1,807** | 1,317 | **443** | 185 | **648** | 385 | **454** | 313 | **762** | 605 | **201** | 107 | **229** | 152 | **3,156** | 1,919 | **5,272** | 3,801 |
| **Segmented expenses** | | | | | | | | | | | | | | | | | | | | | | | | |
| Operating | **165** | 120 | **298** | 244 | **229** | 193 | **447** | 434 | **80** | 61 | **136** | 135 | **56** | 42 | **89** | 78 | **19** | 8 | **21** | 13 | **549** | 424 | **991** | 904 |
| Transportation | **18** | 13 | **34** | 31 | **13** | 16 | **21** | 32 | **9** | 9 | **18** | 18 | **18** | 12 | **26** | 23 | **2** | 2 | **4** | 4 | **60** | 52 | **103** | 108 |
| DD&A | **282** | 261 | **547** | 522 | **169** | 149 | **315** | 304 | **117** | 61 | **183** | 136 | **63** | 60 | **111** | 128 | **22** | 16 | **29** | 26 | **653** | 547 | **1,185** | 1,116 |
| Dry hole | **46** | 57 | **70** | 97 | **5** | 5 | **26** | 46 | **18** | 49 | **42** | 49 | **1** | - | **-** | 10 | **-** | 2 | **2** | 11 | **70** | 113 | **140** | 213 |
| Exploration | **45** | 34 | **69** | 66 | **7** | 4 | **12** | 10 | **17** | 7 | **24** | 13 | **19** | 6 | **26** | 9 | **27** | 8 | **41** | 31 | **115** | 59 | **172** | 129 |
| Other | **(3)** | (23) | **(5)** | (51) | **(5)** | 1 | **2** | 9 | **(1)** | (1) | **(1)** | - | **1** | 2 | **3** | - | **(1)** | 3 | **(4)** | 14 | **(9)** | (18) | **(5)** | (28) |
| Total segmented expenses | **553** | 462 | **1,013** | 909 | **418** | 368 | **823** | 835 | **240** | 186 | **402** | 351 | **158** | 122 | **255** | 248 | **69** | 39 | **93** | 99 | **1,438** | 1,177 | **2,586** | 2,442 |
| **Segmented income before taxes** | **509** | 192 | **813** | 433 | **578** | 292 | **984** | 482 | **203** | (1) | **246** | 34 | **296** | 191 | **507** | 357 | **132** | 68 | **136** | 53 | **1,718** | 742 | **2,686** | 1,359 |
| **Non-segmented expenses** | | | | | | | | | | | | | | | | | | | | | | | | |
| General and administrative | | | | | | | | | | | | | | | | | | | | | **75** | 53 | **139** | 113 |
| Interest | | | | | | | | | | | | | | | | | | | | | **35** | 52 | **79** | 97 |
| Stock-based compensation | | | | | | | | | | | | | | | | | | | | | **270** | 43 | **260** | 85 |
| Currency translation | | | | | | | | | | | | | | | | | | | | | **(2)** | 10 | **(19)** | 6 |
| Loss on held-for-trading financial instruments | | | | | | | | | | | | | | | | | | | | | **530** | (63) | **598** | (26) |
| Total non-segmented expenses | | | | | | | | | | | | | | | | | | | | | **908** | **95** | **1,057** | **275** |
| **Income from continuing operations before taxes** | | | | | | | | | | | | | | | | | | | | | **810** | 647 | **1,629** | 1,084 |
| **Capital expenditures** | | | | | | | | | | | | | | | | | | | | | | | | |
| Exploration | **222** | 124 | **399** | 393 | **28** | 43 | **78** | 86 | **53** | 28 | **90** | 76 | **92** | 38 | **177** | 96 | **34** | 29 | **52** | 71 | **429** | 262 | **796** | 722 |
| Development | **128** | 103 | **362** | 384 | **192** | 321 | **322** | 624 | **164** | 88 | **310** | 160 | **106** | 99 | **192** | 152 | **(3)** | 19 | **11** | 39 | **587** | 630 | **1,197** | 1,359 |
| Midstream | **21** | 26 | **31** | 87 | **-** | - | **-** | - | **-** | - | **-** | - | **-** | - | **-** | - | **-** | - | **-** | - | **21** | 26 | **31** | 87 |
| **Exploration and development** | **371** | 253 | **792** | 864 | **220** | 364 | **400** | 710 | **217** | 116 | **400** | 236 | **198** | 137 | **369** | 248 | **31** | 48 | **63** | 110 | **1,037** | 918 | **2,024** | 2,168 |
| Property acquisitions | | | | | | | | | | | | | | | | | | | | | **278** | - | **389** | 4 |
| Proceeds on dispositions | | | | | | | | | | | | | | | | | | | | | **-** | (16) | **-** | (16) |
| Other non-segmented | | | | | | | | | | | | | | | | | | | | | **19** | 2 | **28** | 14 |
| **Net capital expenditures (6)** | | | | | | | | | | | | | | | | | | | | | **1,334** | 904 | **2,441** | 2,170 |
| Property, plant and equipment | | | **8,166** | 7,876 | | | **6,012** | 5,740 | | | **1,936** | 1,609 | | | **2,334** | 2,030 | | | **891** | 455 | | | **19,339** | 17,710 |
| Goodwill | | | **243** | 244 | | | **400** | 386 | | | **735** | 669 | | | **108** | 104 | | | **3** | 3 | | | **1,489** | 1,406 |
| Other | | | **759** | 1,012 | | | **539** | 318 | | | **278** | 172 | | | **380** | 293 | | | **126** | 91 | | | **2,082** | 1,886 |
| Discontinued operations | | | **-** | 101 | | | **55** | 36 | | | **-** | 198 | | | **-** | - | | | **-** | - | | | **55** | 335 |
| **Segmented assets** | | | **9,168** | 9,233 | | | **7,006** | 6,480 | | | **2,949** | 2,648 | | | **2,822** | 2,427 | | | **1,020** | 549 | | | **22,965** | 21,337 |
| Non-segmented assets | | | | | | | | | | | | | | | | | | | | | | | **76** | 83 |
| **Total assets (7)** | | | | | | | | | | | | | | | | | | | | | | | **23,041** | 21,420 |

**(1) North America**

| | | | | |
|---|---|---|---|---|
| Canada | **993** | 590 | **1,710** | 1,216 |
| US | **69** | 64 | **116** | 126 |
| **Total revenue** | **1,062** | 654 | **1,826** | 1,342 |
| Canada | | | **7,747** | 7,486 |
| US | | | **419** | 390 |
| **Property, plant and equipment (7)** | | | **8,166** | 7,876 |

**(2) UK**

| | | | | |
|---|---|---|---|---|
| UK | **975** | 643 | **1,764** | 1,279 |
| Netherlands | **21** | 17 | **43** | 38 |
| **Total revenue** | **996** | 660 | **1,807** | 1,317 |
| UK | | | **5,945** | 5,682 |
| Netherlands | | | **67** | 58 |
| **Property, plant and equipment (7)** | | | **6,012** | 5,740 |

(6) Excluding corporate acquisitions.

(7) Current year represents balances as at June 30, prior year represents balances as at December 31.

**(3) Scandinavia**

| | | | | |
|---|---|---|---|---|
| Norway | **443** | 185 | **648** | 385 |
| Denmark | **-** | - | **-** | - |
| **Total revenue** | **443** | 185 | **648** | 385 |
| Norway | | | **1,936** | 1,609 |
| Denmark | | | **-** | - |
| **Property, plant and equipment (7)** | | | **1,936** | 1,609 |

**(4) Southeast Asia**

| | | | | |
|---|---|---|---|---|
| Indonesia | **258** | 144 | **460** | 261 |
| Malaysia | **130** | 127 | **226** | 237 |
| Vietnam | **-** | 3 | **11** | 10 |
| Australia | **66** | 39 | **65** | 97 |
| **Total revenue** | **454** | 313 | **762** | 605 |
| Indonesia | | | **818** | 820 |
| Malaysia | | | **1,023** | 884 |
| Vietnam | | | **310** | 162 |
| Australia | | | **183** | 164 |
| **Property, plant and equipment (7)** | | | **2,334** | 2,030 |

**(5) Other**

| | | | | |
|---|---|---|---|---|
| Trinidad & Tobago | **49** | 40 | **88** | 60 |
| Algeria | **150** | 60 | **150** | 84 |
| Tunisia | **2** | 7 | **(9)** | 8 |
| **Total revenue** | **201** | 107 | **229** | 152 |
| Trinidad & Tobago | | | **204** | 227 |
| Algeria | | | **194** | 180 |
| Tunisia | | | **17** | 14 |
| Other | | | **476** | 34 |
| **Property, plant and equipment (7)** | | | **891** | 455 |

**Talisman Energy Inc.**
**Consolidated Financial Ratios**
**June 30, 2008**
**(unaudited)**

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended June 30, 2008.

| Interest coverage (times) | |
|---|---|
| Income (1) | **13.06** |
| Income from continuing operations (2) | **9.97** |

1 Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
2 Net income from continuing operations plus income taxes and interest expense from continuing operations; divided
   by the sum of interest expense and capitalized interest from continuing operations.